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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Tractor Supply Company
__________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-23314	13-3139732
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Powell Place, Brentwood, Tennessee		37027
(Address of principal executive offices)		(Zip Code)

Benjamin F. Parrish, Jr.
Senior Vice President, General Counsel and Corporate Secretary
Tractor Supply Company
(615) 440-4000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

Tractor Supply Company (“we,” “our,” and the “Company”) is the largest operator of retail farm and ranch stores in the United States and is focused on meeting the needs of those who enjoy the rural lifestyle. We operate retail stores under the names Tractor Supply Company and Del’s Feed & Farm Supply and operate a website under the name TractorSupply.com.

Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) generally requires companies with gold, tantalum, tin and tungsten (the “3TG Minerals”) that are necessary to the functionality or production of a product manufactured by such company to disclose annually whether any of those 3TG Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). If a company’s 3TG Minerals originated in the Covered Countries, Rule 13p-1 generally requires the company to submit this report to the Securities and Exchange Commission and include a description of the measures it took to exercise due diligence on the 3TG Minerals source and chain of custody, with a view toward disclosing whether the 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

As certain of the Company’s operations contract to manufacture products for which the 3TG Minerals are necessary to the functionality or production of those products, we are filing this Form SD. These products are as follows (collectively, the “Covered Products”):

•	Equine, livestock, pet and small animal products, including items necessary for their health, care, growth and containment;

•	Hardware, truck, towing and tool products;

•	Seasonal products, including lawn and garden items, power equipment, gifts and toys;

•	Work/recreational clothing and footwear; and

•	Maintenance products for agricultural and rural use.

As 3TG Minerals are necessary to the Covered Products, we are dedicated to tracing the origin of the 3TG Minerals to ensure our sourcing practices do not support conflict or human rights abuses in the Covered Countries.

Conflict Minerals Disclosures

After exercising due diligence on the source and chain of custody of the 3TG Minerals in the Covered Products, the Company does not have sufficient information from its suppliers or other sources to reasonably conclude whether or not the 3TG Minerals in its Covered Products are from recycled or scrap sources or whether or not such 3TG Minerals directly or indirectly finance or benefit armed groups in the Covered Countries. For the certain steps that the Company expects to take to improve its due diligence measures and to further mitigate the risk that the necessary 3TG Minerals contained in the Company’s Covered Products benefit armed groups in the Covered Countries, please see Section 6 of our Conflict Minerals Report that is filed as Exhibit 1.01 to this Form SD.

In accord with Rule 13p-1, we are filing this Specialized Disclosure Report (“Form SD”) and the associated Conflict Minerals Report, and both reports are publicly available at TractorSupply.com.

Reasonable Country of Origin Inquiry Description

To implement the RCOI, our Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of 3TG Minerals used in the products supplied to the Company. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.
We engaged our suppliers in this process through the following steps:

•	An introduction email was sent to our Tier 1 suppliers describing the compliance requirements and requesting conflict minerals information;

•	Following the initial introductions to the program and information request, a minimum of 3 reminder emails were sent to each non-responsive supplier requesting survey completion; and

•
Suppliers who remained non-responsive to these email reminders were contacted by phone and offered assistance. This assistance included, but was not limited to, further information about our Conflict Minerals Compliance Program, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

We initiated an escalation process for suppliers who continued to be non-responsive after the above contacts were made. The program utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (EICC-GeSI Template) for data collection.
We evaluated supplier responses for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG Minerals, as well as the origin of those materials. We conducted additional supplier contacts to address issues including implausible statements regarding no presence of 3TG Minerals, incomplete data on EICC-GeSI reporting templates, responses that did not identify smelters or refiners, responses which indicated sourcing location without complete supporting information from the supply chain, and organizations that were identified as smelter or refiners, but not verified as such through further analysis and research.
RCOI Results
We identified a total of 165 suppliers as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 96%. Of these responding suppliers, 9% responded “yes” as to having one or more of the 3TG Minerals as necessary to the functionality or production of the products they supply to the Company.
Due Diligence

A description of the measures we took to exercise due diligence on the source and chain of custody of the 3TG Minerals that the Company knew or had reason to believe were sourced from the Covered Countries based on the RCOI described above is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Mineral Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report of Tractor Supply Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tractor Supply Company

By:	/s/ Anthony F. Crudele	June 2, 2014
Name: Anthony F. Crudele
Title: Executive Vice President - Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Mineral Report of Tractor Supply Company